SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

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Ingersoll-Rand Company Limited

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Ingersoll-Rand Company Limited | Clarendon House | US Mailing Address:
2 Church Street | 200 Chestnut Ridge Road
Hamilton HM 11 | Woodcliff Lake, NJ 07677
Bermuda | (201) 573-0123

NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of Ingersoll-Rand Company Limited will be held on Thursday, May 29, 2003, at 11:00 a.m., local time, at the offices of the Company's principal United States subsidiary, Ingersoll-Rand Company, located at 800 Beaty Street, Davidson, North Carolina, for the following purposes:

1. To elect four directors of the First Class to hold office for three years.

2. To approve the appointment of PricewaterhouseCoopers as independent auditors of the Company for 2003 and authorize the Board of Directors to fix the auditors' remuneration.

3. To act on a shareholder proposal.

4. To conduct such other business properly brought before the Annual General Meeting.

Only shareholders of record at the close of business on March 31, 2003 are entitled to notice of and to vote at the Annual General Meeting.

Directions to the meeting can be found on the inside back cover of the attached proxy statement.

By Order of the Board of Directors

R.G. HELLER
Vice President and Secretary

Dated: April 10, 2003

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, please provide your proxy by either calling the toll-free telephone number, using the Internet, or filling in, signing, dating, and promptly mailing the accompanying proxy card in the enclosed envelope.

TABLE OF CONTENTS



Ingersoll-Rand Company Limited | Clarendon House   US Mailing Address:
2 Church Street   200 Chestnut Ridge Road
Hamilton HM 11   Woodcliff Lake, NJ 07677
Bermuda   (201) 573-0123

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General Information

The IR Board of Directors is soliciting proxies to be used at the May 29, 2003 Annual General Meeting of Shareholders. You are invited to attend the annual general meeting and vote your shares directly. Even if you do not attend, you may vote by proxy, which allows you to direct another person to vote your shares at the meeting on your behalf. This proxy statement and the accompanying proxy card are being distributed beginning on or about April 10, 2003.

In this proxy statement, "IR", the "Company", "we", "us" and "our" refer to Ingersoll-Rand Company Limited or, for any information prior to January 1, 2002, to Ingersoll-Rand Company, a New Jersey corporation which, as of that date, became the principal U.S. subsidiary of Ingersoll-Rand Company Limited.

Our principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The telephone number there is 441-295-2838. The executive offices of our principal United States subsidiary are located at 200 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677. The telephone number there is (201) 573-0123.

Annual Meeting Admission

Either an admission ticket or proof of ownership of Class A common shares, as well as a form of personal identification, must be presented in order to be admitted to the Annual General Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If you plan to attend the Annual General Meeting, please vote your proxy, but keep the admission ticket and bring it to the Annual General Meeting together with a form of personal identification.

If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Annual General Meeting, you must present proof of your ownership of Class A common shares, such as a bank or brokerage account statement, together with a form of personal identification to be admitted to the Annual General Meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of Class A common shares,** to:

> Secretary
> Ingersoll-Rand Company Limited
> 200 Chestnut Ridge Road
> Woodcliff Lake, New Jersey 07677

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual General Meeting.

Who Can Vote

Shareholders of record of our Class A common shares at the close of business on March 31, 2003 may vote at the annual general meeting.

On March 31, 2003, 169, 294, 174 Class A common shares were outstanding. Each shareholder has one vote for each Class A common share owned of record at the close of business on the record date.

How You Can Vote

Shareholders of record can give a proxy to be voted at the meeting in any one of the following ways:

- over the telephone by calling the toll-free number identified on the attached proxy card,

- over the Internet, or

- by completing, signing and returning the enclosed proxy card.

Shareholders who hold their shares through a broker (in "street name") must vote their shares in the manner prescribed by their brokers.

The telephone and Internet voting procedures have been set up for your convenience. These procedures are designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a shareholder of record and you would like to vote by telephone or by using the Internet, please refer to the specific instructions contained on the enclosed proxy card. If you wish to vote using the enclosed proxy card, please sign and return your signed proxy to us before the annual general meeting, and we will vote your shares as you direct.

Whether you vote by telephone, over the Internet or by mail, you can specify whether your shares should be voted for all, some or none of the nominees for director (Item 1 on the proxy card). You can also specify whether you approve, disapprove or abstain from the other proposals presented at the meeting.

If you do not specify on your proxy card (or when giving your proxy by telephone or over the Internet) how you want to vote your shares, we will vote them "FOR" the election of all nominees for director as set forth under Item 1, "FOR" Item 2 and "AGAINST" Item 3.

How to Vote under Our Employee Plans

If you participate in the Ingersoll-Rand Company Employee Savings Plan, the IR/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, the Ingersoll-Rand Company Savings Plan for Bargained Employees, the IR Savings Plan for Bargaining Unit Employees, or the Dresser-Rand Company Retirement Savings Plans, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions over the telephone or the Internet. They will vote the shares in accordance with your instructions and the terms of the plan.

If you do not provide voting instructions for shares held for you in any of these plans, they will vote these shares in the same ratio as the shares for which voting instructions are provided.

Revocation of Proxies

You may revoke your proxy at any time before it is exercised in any of following ways:

- by notifying IR's secretary in writing;

- by submitting another proxy by telephone, via the Internet or by mail that is received later and, if by mail, that is properly signed; or

- by voting in person at the meeting.

You may not revoke a proxy merely by attending the meeting. To revoke a proxy, you must take one of the actions described above.

Quorum and Required Votes

The presence, in person or by proxy, of the holders of a majority of all outstanding Class A common shares is necessary to constitute a quorum.

In voting for the election of directors, shareholders have cumulative voting rights. Accordingly, you may cumulate your voting power and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of your votes, or distribute your votes on the same principle among two or more candidates, as you see fit. The enclosed proxy grants discretionary authority for the exercise of such cumulative voting rights. In the election of directors, persons receiving the highest number of "FOR" votes will be elected.

The affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote, and voting on the matter presented, is required to approve each proposal other than the election of directors.

Abstentions are counted as "shares present" at the meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes in favor of or against any matter, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote for some or all of the proposals because they do not have discretionary voting authority and have not received instructions as to how to vote on those proposals (so-called "broker nonvotes") are also considered "shares present," but also will not affect the outcome of any vote.

Solicitation

We have hired Georgeson Shareholder Communications Inc. to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $11,000, plus out-of-pocket expenses. Proxies will be solicited on behalf of the Board of Directors by mail, in person and by telephone. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

Audited Financial Statements

Under our bye-laws and Bermuda law, audited financial statements must be presented to shareholders at an annual general meeting of shareholders. To fulfill this requirement, we will present at the annual general meeting audited consolidated financial statements for the fiscal year 2002. Copies of the financial statements are contained in our 2002 Annual Report to Shareholders, which is being mailed to shareholders together with this proxy statement.

Other Matters to be Acted Upon

We do not know of any matters to be presented or acted upon at the meeting other than the items described in this proxy statement. Under our bye-laws, shareholders may only bring business before an annual general meeting if it is submitted to our secretary in a timely manner. (The deadline for timely proposals for future meetings is discussed under "Shareholder Proposals and Nominations" on page 25 of this proxy statement.) If any other matter is presented at the meeting on which a vote may properly be taken, the shares represented by proxies will be voted in accordance with the judgment of the person or persons voting those shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 31, 2003, the beneficial ownership of our Class A common shares by (i) each director and nominee for director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Class A Common Shares(a)	ESP and LESOP Shares(b)	Exercisable Options(c)	Deferred Share Units(d)
A. C. Berzin	2,000	—	2,250	2,158
G. W. Buckley	—	—	—	—
P. C. Godsoe	3,000	—	9,000	7,097
H. L. Henkel	3,000	2,091	433,333	202,340
C. J. Horner	842	—	9,000	8,282
H. W. Lichtenberger	3,500	—	18,000	13,393
G. A. Mapp	3,834	2,190	154,319	25,573
T. E. Martin	760	—	13,500	11,255
T. R. McLevish	—	242	16,666	17,633
P. Nachtigal	32,021	7,619	213,666	16,187
O. R. Smith	1,500	—	18,000	15,585
R. P. Smith	3,889	446	87,166	22,357
R. J. Swift	750	—	12,000	11,095
J. E. Turpin	3,642	1,142	46,665	24,094
T. L. White	750	—	13,500	10,856
All directors and executive officers as a group (18 persons)(e)	74,098	24,347	1,359,974	434,422

(a) Unless otherwise indicated, all shares are held directly. No director or executive officer of the Company owns as much as 1% of the outstanding Class A common shares.

(b) Represents shares held by the trustee under the IR/Clark Leveraged Employee Stock Ownership Plan ("LESOP") and the Ingersoll-Rand Company Employee Plan ("ESP") for the benefit of executive officers.

(c) Represents shares as to which directors and executive officers had exercisable options under the Company's Incentive Stock Plans.

(d) In the case of non-employee directors these amounts represent shares earned and vested under the Director Deferral Plan (referred to below under the heading "Compensation of Directors"). In the case of executive officers these amounts represent (i) shares earned and vested under the IR Executive Deferred Compensation Plan (the "Executive Deferral Plan"), and (ii) shares in respect of vested stock awards deferred at the election of the executives.

(e) The Class A common shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 1.1% of the total outstanding Class A common shares.

The following table sets forth each shareholder which, as of March 31, 2003, is known by us to be the beneficial owner of more than five percent of the outstanding Class A common shares of the Company:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR Corp. . . . . 82 Devonshire Street Boston, Massachusetts 02109	16,986,034(a)	10.03%

(a) FMR Corp. (including its affiliates) has sole investment power as to all of such shares. In addition, as to 1,092,014 shares, FMR Corp. (including its affiliates) has sole voting power.

ITEM 1. ELECTION OF DIRECTORS

Corporate Governance

Pursuant to our Bye-laws, the Company's business is managed by the Board of Directors. Members of the Board are kept informed of the Company's business through discussions with the chief executive officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

Our Corporate Governance Principles, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Principles. You can find a copy of our Corporate Governance Principles attached to this proxy statement as Appendix A.

Our Corporate Governance Principles, together with our Board committee charters, outline the responsibilities, composition and operation of our Board of Directors. Among the core responsibilities of the Board of Directors are: to oversee the management and governance of the Company; to select, monitor and evaluate senior management; to assure that management succession planning is ongoing; to review the Company's financial controls and reporting systems; and to review the Company's ethical standards and compliance procedures.

Under the current New York Stock Exchange director independence definition, all of the directors are independent except Herbert Henkel and Patricia Nachtigal, who are employees of the Company. It is the policy of the Board that directors' fees be the sole compensation received from the Company by any non-employee director. All directors must advise the Chairman of the Board and the Chair of the Corporate Governance and Nominating Committee if they are being considered for membership on the board of another public company. The Chief Executive Officer and other members of senior management of the Company must receive approval of the Board before accepting a public company board membership.

Our Corporate Governance Principles require that all members of the committees of the Board must be non-employee directors. Committee memberships and chairs are rotated periodically. The Board and each of its committees have the authority to engage independent legal, financial or other advisers as they may deem necessary.

Our Corporate Governance Principles provide for executive sessions of the Board of Directors without management present to consider such matters as the non-employee directors deem appropriate. Such executive sessions are held no less than twice each year. The Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each time a director stands for renomination. The directors have full access to management and corporate staff and are provided with an orientation program for new directors and continuing education for all directors.

Our Board of Directors is divided into three classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a three-year term. In addition, directors elected by the Board of

Directors to fill vacancies caused by the resignation, retirement or death of a director or the creation of a new directorship stand for election at the next annual general meeting.

The Board of Directors held nine meetings during 2002. Each incumbent director attended 75% or more of the total number of meetings of the Board and the committees on which he or she served.

Nominees for Election for a Three-Year Term Expiring in 2006

Each director of the First Class (i.e., George W. Buckley, Theodore E. Martin, Patricia Nachtigal and Richard J. Swift) is a nominee for a three-year term expiring in 2006. Other directors are not up for election this year and will continue in office for the remainder of their terms.

If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the Board or, as an alternative, the Board may reduce the number of directors to be elected at the meeting.

George W. Buckley — age 56, director since 2002

- Chairman and Chief Executive Officer of Brunswick Corporation since 2000
- President and Chief Operating Officer (May – June 2000), Executive Vice President (February – May 2000) and Senior Vice President (1998 – 2000) of Brunswick Corporation
- Director of:
  - Polaris Industries Inc.
  - Tyco International Ltd.

Theodore E. Martin — age 63, director since 1996

- President and Chief Executive Officer of Barnes Group Inc. (manufacturer and distributor of precision springs and custom metal parts) from 1995 until retirement in 1998.
- Director of:
  - Applera Corporation
  - Strong Tool Company
  - Unisys Corporation
- Other Activities:
  - Director, Edna McConnell Clark Foundation
  - Trustee of:
    - Syracuse University
    - Utica College

Patricia Nachtigal — age 56, director since 2002

- Senior Vice President and General Counsel of the Company since 2000.
- Vice President and General Counsel of the Company from 1991 to 2000.
- Other Activities: Vice Chair, Board of Trustees of Rutgers, the State University of New Jersey.

Richard J. Swift — age 58, director since 1995

- Chairman of Financial Accounting Standards Advisory Council since January 2002.
- Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (provider of design, engineering, construction, manufacturing, management and environmental services) from 1994 until 2001.
- Director of:
  - Kamon Corporation
  - Public Service Enterprise Group

Directors Continuing in Office until 2004

Peter C. Godsoe — age 64, director since 1998

- Chairman of the Board and Chief Executive Officer of the Bank of Nova Scotia since 1995.
- Deputy Chairman of the Board, President and Chief Executive Officer of the Bank of Nova Scotia from 1993 to 1995.
- Director of:
  - Empire Company Limited
  - Lanmin plc
- Other Activities:
  - Director of:
    - Institute of International Finance
    - International Monetary Conference
    - Atlantic Institute for Market Studies
    - Mount Sinai Hospital
  - Permanent Member of Chancellor's Council — Victoria University.

Constance J. Horner — age 61, director since 1994

- Guest Scholar at the Brookings Institution since 1993.
- Commissioner of U.S. Commission on Civil Rights from 1993 to 1998.
- Assistant to the President and Director of Presidential Personnel from 1991 to 1993.
- Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991.
- Director of:
  - Foster Wheeler Ltd.
  - Pfizer Inc.
  - Prudential Financial, Inc.
- Other Activities:
  - Trustee, Annie E. Casey Foundation
  - Member, U.S. Department of Defense Advisory Committee on Women in the Services

Orin R. Smith — age 67, director since 1995

- Chairman and Chief Executive Officer of Engelhard Corporation (provider of specialty chemical products, engineered materials and industrial commodities management services for various industries) from 1995 until retirement in 2000.
- President and Chief Executive Officer of Engelhard Corporation from 1984 to 1995.
- Director of:
  - Applera Corporation
  - Engelhard Corporation
  - Vulcan Materials Company

Directors Continuing in Office Until 2005

Ann C. Berzin — age 51, director since 2001

- Private investor.

- Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation from 1992 to 2001.

- Director of First Central Life Insurance Company of New York, a subsidiary of Household International, Inc.

- Other Activities: Director of Arts Connection

Herbert L. Henkel — age 54, director since 1999

- Chairman of the Board (since May 2000) and President and Chief Executive Officer (since October 1999) of the Company.

- President and Chief Operating Officer of the Company from April 1999 to October 1999.

- Chief Operating Officer of Textron Inc. (a multi-industry company with operations in aircraft, automotive, industrial and finance) from 1998 to March 1999.

- Vice President of Textron Inc. responsible for Textron Industrial Products Segment from 1993 to 1998.

- Director of:

  - C. R. Bard, Inc.

  - Pitney Bowes, Inc.

H. William Lichtenberger — age 67, director since 1995

- Chairman of Noveon, Inc. (a specialty chemicals company) since March 2001

- Chairman and Chief Executive Officer of Praxair, Inc. (an industrial gases company) from 1992 until retirement in 2000.

- Director of Arch Chemicals, Inc.

Tony L. White — age 56, director since 1997

- Chairman, President and Chief Executive Officer of Applera Corporation (a developer, manufacturer and marketer of life science systems and genomic information products) since 1995.

- Executive Vice President of Baxter International Inc. from 1993 to 1995.

- Director of:

  - AT&T Corporation

  - C.R. Bard, Inc.

Committees of the Board

Audit Committee

Members: Richard J. Swift (Chair)
             Ann C. Berzin
             George W. Buckley
             Peter C. Godsoe
             H. William Lichtenberger

Number of Meetings in 2002: 6

Key Functions:

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.

- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.

- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.

- Review the scope of the audit and the findings and approve the fees of the independent auditors.

- Approve in advance permitted non-audit services to be performed by the independent auditors.

- Satisfy itself as to the independence of the independent auditors and insure receipt of their annual independence statement.

The members of the Audit Committee are all "independent" as defined in the New York Stock Exchange listing standards.

A copy of the charter of the Audit Committee is attached to this proxy statement as Appendix B.

Compensation Committee

Members: Orin R. Smith (Chair)
Constance J. Horner
Theodore E. Martin
Tony L. White

Number of Meetings in 2002: 6

Key Functions:

- Establish executive compensation policies.

- Review and approve the goals and objectives relevant to the compensation of the chief executive officer, evaluate the chief executive officer's performance against those goals and objectives and set the chief executive officer's compensation level based on this evaluation.

- Approve compensation of officers and key employees.

- Administer the Company's equity compensation plans.

- Review and recommend changes in principal employee benefit programs.

A copy of the charter of the Compensation Committee is attached to this proxy statement as Appendix C.

Corporate Governance and Nominating Committee

Members: Constance J. Horner (Chair)
Theodore E. Martin
Orin R. Smith
Tony L. White

Number of Meetings in 2002: 4

Key Functions:

- Identify individuals qualified to become directors and recommend the candidates for all directorships.

- Recommend individuals for election as officers.

- Review the Company's corporate governance principles and make recommendations for changes.

- Consider questions of independence and possible conflicts of interest of directors and executive officers.

- Take a leadership role in shaping the corporate governance of the Company.

A copy of the charter of the Corporate Governance and Nominating Committee is attached to this proxy statement as Appendix D.

Finance Committee

Members: H. William Lichtenberger (Chair)
Ann C. Berzin
George W. Buckley
Peter C. Godsoe
Richard J. Swift

Number of Meetings in 2002: 5

Key Functions:

- Approve the appointment and review the performance of investment managers under employee benefit plans.

- Review proposed borrowings and issuances of securities.

- Recommend to the Board the dividends to be paid on our common shares.

- Review cash management policies.

A copy of the charter of the Finance Committee is attached to this proxy statement as Appendix E.

Compensation of Directors

Directors who are not our employees receive an annual retainer of $30,000 and $1,000 for attendance at each board or committee meeting, except that committee chairs receive $2,000 per committee meeting. In addition, each non-employee director is annually granted options to purchase 2,250 Class A common shares.

Under our Directors Deferred Compensation and Stock Award Plan (the "Director Deferral Plan"), each non-employee director is credited annually with units representing 600 Class A common shares. The units are credited to an account maintained for each non-employee director (a "Deferred Compensation Account"). Directors who are not employees may also defer all or a portion of the retainer and meeting fees to which they are entitled. If a director defers his or her fees and elects to have the deferred fees invested in Class A common share units we credit an additional 20% of the retainer and meeting fees that are deferred to the director's Deferred Compensation Account. Each director is fully vested in amounts credited to the director's Deferred Compensation Account, except that the additional 20% contributions in respect of deferred fees are not vested until five years after crediting or, if earlier, the cessation of the director's service on the Board of Directors by reason of death or normal retirement (i.e., age 70 or 15 years of Board service). All distributions of amounts invested in Class A common shares are made in the form of Class A common shares equal to the number of units credited to the director's Deferred Compensation Account.

Executive Compensation

Report of the Compensation Committee

The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which is composed solely of independent non-employee directors. The Compensation Committee has responsibility for the Company's executive officer compensation program, including the approval of salary increases, annual cash incentive awards, and the granting of stock options and stock awards, in accordance with the terms of the respective plans governing such grants, to executive officers who are not also directors of the Company. It also has responsibility for making recommendations to the non-employee members of the Board of Directors regarding salary increases, the payment of annual cash incentive awards, and the granting of stock options and equity-based awards to executive officers who also are directors of the Company.

Compensation Policies Applicable to Executive Officers

The Compensation Committee's executive officer compensation policies are based on the belief that the interests of the Company's executive officers should be aligned with those of the Company's shareholders. The policies relate compensation to both short-term (annual) and long-term (multi-year) financial performance of the Company, as well as to long-term shareholder investment returns. Executive officer compensation policies provide that executive pay be both contingent and variable based upon Company financial and operational performance.

The objectives which guide compensation policy and program development are to (a) provide a total compensation package that will attract, motivate and retain as senior management exceptionally talented individuals who are essential for building shareholder value on a long-term basis, (b) establish annual incentives for members of senior management that are directly tied to the overall financial performance of the Company and to their respective individual performances and (c) create long-term incentives to focus executives on managing from the viewpoint of an owner with an equity stake in the business, thereby aligning executive compensation with the returns realized by the Company's shareholders. While many compensation determinations are based upon objective criteria, certain of such determinations include subjective elements.

The objectives described above are generally accomplished through a mix of compensation components, targeted degrees of competitiveness and direct linkages to Company financial performance. The value of the variable compensation components (annual cash incentive payments plus stock options and equity-based awards) is directly linked to the financial performance of the Company and to the value of the Company's Class A common shares. Thus, alignment of the interests of the shareholders and of the executives is achieved.

The Compensation Committee periodically reviews and evaluates its executive officer compensation practices against the practices and pay levels of other similar companies. These comparisons are conducted continuously throughout the year through a variety of methods such as direct analysis of peer company proxy statements, compilation of survey data published by several independent consulting firms, and customized compensation surveys performed by independent consulting firms. The companies included in these compensation surveys are not necessarily the same as those comprising the Standard Poor's Supercom Industrial Machinery Index referred to below under the caption "Performance Graph," although some of the companies comprising such Index are included in the compensation surveys.

Salary increases normally are granted annually to executive officers by the Compensation Committee based upon individual performance, the Compensation Committee's evaluation of general U.S. industry salary trends derived from surveys and various business publications and the salaries paid for comparable positions at the surveyed corporations referred to above. Weighing of these salary determination factors varies because each salary determination is based upon an individual's particular circumstances.

Executive officers with direct responsibility for business unit operations may receive annual cash incentive awards under the terms of written performance agreements established early each year. The agreements for 2002 provided that a bonus equal to 60-70% of salary would be payable if their respective business units met certain pre-established sales, operating income, cash flow and return on invested capital targets, and an additional 30-35% of salary would be payable for substantially exceeding those targets. In addition, a discretionary bonus of up to 40% of salary would be payable based upon subjective criteria applicable to the respective operations managed by these executive officers.

Other executive officers, including those responsible for staff functions, may receive annual cash incentive awards based upon both the Company's and their individual performance during each such year. Individual performance assessments are based on judgments about the achievement of pre-established objectives. In fixing such bonus awards, the Compensation Committee considers several financial metrics, including the Company's earnings per share, cash flow, and return on invested capital performance compared to the annual plan and also the individual's contribution to such performance. In addition, the general economic environment in which the Company operated during such year is taken into account as are the prevailing pay levels for similar positions in similar companies.

The Senior Executive Performance Plan (the "Performance Plan") limits the cash incentive awards that may be awarded to participants in the Performance Plan, who consist of the chief executive officer plus the

four other highest compensated executive officers (as determined under Securities Exchange Act regulations). Annual cash incentive awards to Performance Plan participants are limited to their respective allocated share of the Performance Plan's pool for the year in question.

The Company's executive officer compensation program provides for a substantial component of total executive officer compensation to reflect the returns realized by shareholders and the degree to which performance targets are met. This aligns the long-term interests of the Company's executive officers with those of the Company's shareholders and is accomplished through the following long-term incentive programs:

- Stock options under the Company's Incentive Stock Plans generally have been granted annually at an exercise price equal to the fair market value of the Class A common shares on the date of grant. Currently, options granted to executive officers generally become exercisable in three equal annual installments beginning one year from the date of grant and expire on the tenth anniversary of the grant.

- The Performance Share Program provides annual awards based on a combination of the achievement of longer-term strategic initiatives and annual financial performance. Awards are based on target levels of common share equivalents assigned to each participant and are completely contingent on and variable with the collective performance of the program participants in relation to the strategic initiative and financial performance goals. Payments are made in cash (based on the value of the Class A common shares), unless previously deferred into the Executive Deferral Plan described below.

- The IR Executive Deferred Compensation Plan (the "Executive Deferral Plan") enables and encourages eligible executives to defer receipt of all or part of their Company annual cash incentive award and/or their performance share award in exchange for Class A common share equivalents or mutual fund investments. The Executive Deferral Plan is designed to increase stock ownership by executives. Certain participants who agree to prescribed share ownership guidelines which are expressed as multiples of their annual salary are eligible for a 20% supplemental amount on those deferrals invested in Class A common share equivalents. Vesting of the 20% supplemental amount is generally subject to the completion of five years of employment following the date of deferral. In certain years, such executives may also be given the option to elect to forego cash incentive payments in exchange for options to purchase our Class A common shares issued under the Company's Incentive Stock Plan.

The number of stock options and Performance Share Program awards granted are based upon the position responsibility of each recipient, his or her individual performance, the Company's performance, and the long-term incentive practices of the surveyed corporations referred to above. These factors are periodically reevaluated by the Compensation Committee. The Compensation Committee seeks to target compensation, comprised of salary, annual incentives and long-term incentives, for executive officers at approximately the median of the pay levels for equivalent positions as determined through the survey processes discussed above. This level of opportunity is earned only with commensurate achievement of business results. The Compensation Committee uses these guidelines in making its award grant determinations.

2002 Chief Executive Officer Compensation

Throughout calendar year 2002, Mr. Henkel's annual salary was $1,100,000, which is consistent with the salary levels of the chairmen of peer group companies.

In addition, the Compensation Committee recommended that the Board approve an annual cash incentive award to Mr. Henkel in an amount equal to approximately 109% of his 2002 year-end salary. This recommendation, as well as the Board's subsequent granting of that award, was based upon Mr. Henkel's contributions to the Company's 2002 business results.

2002 Compensation of Other Named Executive Officers

During 2002, in accordance with the policies stated above, the executive officers named in the Summary Compensation Table, other than Mr. Henkel, were granted salary increases averaging approximately 5.4%. Annual cash incentive awards to Messrs. Mapp, McLevish, Smith and Turpin were granted pursuant to performance agreements of the type described above. Based on the Company's financial performance, and the

contributions made by these executives, they were granted annual incentive awards averaging approximately 97.6% of year-end salary. Where applicable, the annual incentive awards were in accordance with the Performance Plan.

The named executive officers were also granted stock options in respect of the Company's Class A common shares, as indicated in the Summary Compensation Table and under the caption "Stock Options", in accordance with the practices referred to above. In addition, on January 2, 2002, the Committee recommended, and the Board of Directors granted, a special one-time award of performance-vested stock options, to the Chairman and the four Sector Presidents, the vesting of which is contingent upon closing price of the Class A common shares being at or above $55 per share for ninety consecutive days commencing on or before December 31, 2003. These awards are for 50,000 option shares for the Chairman and 15,000 option shares for each of the Sector Presidents.

Summary

The Compensation Committee believes the compensation program for the Company's executive officers is competitive with the compensation programs provided to similarly situated officers in the surveyed corporations. The Compensation Committee believes the bonus payments made to the executive officers named in the Summary Compensation Table below in respect of the year 2002 are appropriate and commensurate with the Company's 2002 financial and strategic performance and their respective individual achievements during the year. Based on information the Compensation Committee has been provided by consultants relative to the compensation practices of surveyed corporations, it believes the stock incentive compensation opportunities provided to these officers, in the form of stock options, are also appropriate and are awarded in a manner fully consistent with the Company's strategy of basing a substantial component of total executive officer compensation on the total returns realized by the Company's shareholders.


COMPENSATION COMMITTEE


Orin R. Smith (Chair)
Constance J. Horner
Theodore E. Martin
Tony L. White

Summary of Cash and Certain Other Compensation

The following table shows, for the years ended December 31, 2000, 2001 and 2002, the cash compensation we paid, as well as certain other compensation paid or accrued for those years, to the individuals named below:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary ($)	Annual Compensation Bonus ($) (a)	Annual Compensation Other Annual Compensation ($) (b)	Awards Restricted Stock Awards ($) (c)	Awards Securities Underlying Options/SARs (#)	Payouts LTIP Payouts ($) (d)	All Other Compensation ($) (e)
H. L. Henkel .... Chairman of the Board, President & Chief Executive Officer	2002	1,100,000	2,410,550(f)	—	363,956	150,000	—	82,900
	2001	1,000,000	760,000	—	184,570	150,000	1,113,500(g)	85,583
	2000	950,000	850,000	3,417	187,410	150,000	989,119(g)	85,000
G. A. Mapp .... Senior Vice President	2002	439,583	603,145(f)	3,681	123,546	40,000	—	43,947
	2001	414,583	305,300	22,772	2,759	42,000	157,338(g)	90,949
	2000	358,000	201,540(h)	26,496	2,829	45,000	133,276(g)	59,154
T. R. McLevish .... Senior Vice President(i)	2002	283,333	685,575(f)	31,592	137,115	50,000	—	72,327
R. P. Smith .... Senior Vice President	2002	438,333	666,880(f)	—	17,201	42,500	66,978(g)	32,970
	2001	418,333	346,000	—	75,472	42,000	178,160(g)	38,829
	2000	366,667	353,354	—	70,671	50,000	—	13,720
J. E. Turpin .... Senior Vice President(j)	2002	400,000	617,680(f)	—	130,109	35,000	—	28,082
	2001	375,000	263,800	75,000(g)	69,098	60,000	178,160	18,216

(a) Pursuant to the Executive Deferral Plan, annual cash bonuses (and, for 2002, performance share program distributions) have been deferred in exchange, among other investment options, for common share equivalents equal to 120% of the deferred amounts. Common share equivalents representing deferred cash bonuses are included in the "Bonus" column, while the 20% additional amounts are included in the column captioned "Restricted Stock Awards." The deferred cash bonus amounts for the executive officers named above who elected to defer bonus payments in exchange for common share equivalents were as follows:

Name	2000	2001	2002
H. L. Henkel	$850,000	$760,000	$1,205,275
G. A. Mapp	—	—	603,145
T. R. McLevish	—	—	685,575
R. P. Smith	353,354	346,000	—
J. E. Turpin	—	338,800*	617,680

* In addition to deferring his bonus for 2001, Mr. Turpin deferred the $75,000 to which he was entitled as part of his initial employment arrangement with the Company (see footnote (j) below).

(b) These amounts (except for the amount paid to Mr. Turpin described in footnote (j)) represent that portion of relocation benefit payments which compensated the named executive officers for the income taxes payable in respect of relocation compensation. The relocation benefit amounts are reflected in the column headed "All Other Compensation."

(c) The amounts reflected as Restricted Stock Awards are composed of the following:

- amounts credited under the Executive Deferral Plan equal to 20% of the cash bonuses (and, for 2002, the performance share program) deferred by the named executives (see footnote (a) above); and

- the crediting of additional Class A common share equivalents to accounts of the named executives under the Executive Deferral Plan arising from the reinvestment of dividend equivalents under that plan.

The total number and fair market value as of December 31, 2002 of Class A common shares issuable contingent upon the continued employment of the named executives are as follows:

Name	# Shares	Fair Market Value ($)
H. L. Henkel	11,976	515,698
G. A. Mapp	722	31,087
T. R. McLevish	—	—
R. P. Smith	3,274	140,977
J. E. Turpin	1,596	68,725

(d) The amounts reflected in this column represent the value of the performance portion of stock awards distributed to the named executives. The shares subject to the performance portion of the stock awards were distributable subject to the Company achieving established earnings per share goals. Distributions of 100% of shares subject to awards granted were contingent on Company performance (other than certain awards to Mr. Henkel as part of his initial employment arrangement with the Company).

(e) The amounts reflected in this column represent:

- our contributions for the account of the named executive officers under our Employee Savings Plan (the "ESP") (which includes contributions under our Leveraged Employee Stock Ownership Plan (the "LESOP")), as well as amounts credited to the accounts of such executive officers under the related supplemental plans, which provide benefits which would have been provided under the applicable tax-qualified plan but for Internal Revenue Code restrictions on such benefits;

- dividend equivalents paid to the named executive officers in respect of the performance portion of stock awards (see footnote (d) above); and

- relocation benefits paid to the named executive officers.

For 2002 such amounts were as follows:

Name	ESP (including Supplemental Plan and LESOP Contributions) ($)	Dividend Equivalents ($)	Relocation Benefits ($)
H. L. Henkel	74,400	8,500	—
G. A. Mapp	37,765	1,870	4,312
T. R. McLevish	12,750	—	59,577
R. P. Smith	31,440	1,530	—
J. E. Turpin	26,552	1,530	—

(f) Includes the following amounts earned under the Performance Share Program (see the "Report of the Compensation Committee"):

H. L. Henkel	$1,210,550
G. A. Mapp	269,445
T. R. McLevish	292,875
R. P. Smith	218,680
J. E. Turpin	218,680

(g) Receipt of all or a portion of these amounts has been deferred at the election of the executives.

(h) Mr. Mapp elected to forego the payment of an additional $201,540 and to receive in lieu thereof an award of options, issued on February 7, 2001, to purchase up to 26,320 shares of common stock at an exercise price of $44.23.

(i) Mr. McLevish joined the Company in May 2002.

(j) Mr. Turpin joined the Company in January 2001. As part of his initial employment arrangement, the Company agreed to pay Mr. Turpin $75,000 (which he deferred).

Stock Options

The following tables contain information for the year 2002 concerning the grants to, and exercises by, the executive officers named above, of stock options under the Company's Incentive Stock Plans and the value of such options held by such executive officers as of December 31, 2002:

Option/SAR Grants in 2002

Name	Number Of Securities Underlying Options/SARs Granted (#) (a)	% of Total Options/SARs Granted to Employees in 2002	Exercise or Base Price ($)/(sh)	Expiration Date	Grant Date Value ($) (c)
H. L. Henkel	100,000	4.50	41.81	1/1/12	1,496,000
	50,000(b)	2.25	41.81	1/1/12	748,000
G. A. Mapp	25,000	1.13	41.81	1/1/12	374,000
	15,000(b)	0.68	41.81	1/1/12	224,400
T. R. McLevish	50,000	2.25	48.98	4/30/12	894,000
R. P. Smith	27,500	1.24	41.81	1/1/12	411,400
	15,000(b)	0.68	41.81	1/1/12	224,400
J. E. Turpin	20,000	0.90	41.81	1/1/12	299,200
	15,000(b)	0.68	41.81	1/1/12	224,400

(a) All options become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

(b) Vesting of these special performance vested options (see "Report of the Compensation Committee") is contingent upon the closing price of our Class A common shares being at least $55 per share for a 90 consecutive day period beginning no later than December 31, 2003.

(c) Grant date value is based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value

realized by an executive will be at or near the value estimated by the Black-Scholes model. The grant date values were determined based in part upon the following assumptions:

	January 2, 2002	May 1, 2002
Expected volatility	0.3882	0.3892
Risk-free rate of return	4.73%	4.63%
Dividend yield	1.63%	1.39%
Time of exercise (expected)	5 years	5 years

Aggregated Option/SAR Exercises in 2002 and December 31, 2002 Option/SAR Values

Name	Number of Shares Underlying Options/SARS Exercised (#)	Value Realized ($)	Number of Unexercised Options/SARs at 12/31/02 (#)		Value of Unexercised In-the-Money Options/SARS at 12/31/02 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
H. L. Henkel	—	—	299,999	500,001	126,435	441,120
G. A. Mapp	—	—	120,319	83,001	61,313	121,003
T. R. McLevish	—	—	0	50,000	0	0
R. P. Smith	—	—	47,332	87,168	35,401	124,141
J. E. Turpin	—	—	19,999	75,001	50,571	145,075

Long-Term Incentive Plan Awards

Prior to 2002, as part of our executive officer compensation program, we awarded Class A common shares under our Incentive Stock Plans to executive officers and other key employees. Distributions were contingent upon a combination of our earnings per share performance and business sector operating income during the payout period. The relative weighting of the components varied based upon the particular executive's business responsibilities. No such awards were made in 2002.

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 with respect to the Company's Class A common shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders	13,483,051	$43.39	6,634,673
Equity compensation plans not approved by security holders	610,000	(1)	(1)
Total	14,093,051	—	(1)

(1) The number in column (a) represents the number of Class A common shares that were issuable under the terms of the Director Deferral Plan (see "Compensation of Directors") and the Executive Deferral Plan (see "Report of the Compensation Committee") as of December 31, 2002. Since shares are issued outright to the participants in accordance with the distribution provisions of these plans, there is no exercise price. In addition, since each participant in these plans elects the amount of compensation the participant wishes to defer into Class A common shares, the number of shares available for future issuance is not determinable. A registration statement covering an aggregate of 1,000,000 shares has been filed and is effective in anticipation of the need to issue shares under these plans.

Retirement Plans

The Company and its subsidiaries maintain a number of defined benefit pension plans for their officers and other employees. The pension plans provide for fixed benefits in the event of retirement at a specified age and after a specified number of years of service. All of the executive officers of the Company named above are eligible to participate in the Ingersoll-Rand Company Pension Plan Number One (the "Pension Plan") and the Elected Officers Supplemental Program. The following table illustrates approximate annual pensions for retirements in 2003 under the Pension Plan and under the Elected Officers Supplemental Program computed as a straight life annuity, before the reduction specified in footnote (a) below and based on the indicated assumptions:

Approximate Annual Pension upon Retirement at Age 65 before Offset(a)

Final Average Compensation(b)	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service	35 Years of Service	40 Years of Service
$ 500,000	$142,500	$190,000	$237,500	$ 285,000	$ 332,500	$ 332,500
700,000	199,500	266,000	332,500	399,000	465,500	465,500
900,000	256,500	342,000	427,500	513,000	598,500	598,500
1,100,000	313,500	418,000	522,500	627,000	731,500	731,500
1,300,000	370,500	494,000	617,500	741,000	864,500	864,500
1,500,000	427,500	570,000	712,500	855,000	997,500	997,500
1,700,000	484,500	646,000	807,500	969,000	1,130,500	1,130,500
1,900,000	541,500	722,000	902,500	1,083,000	1,263,500	1,263,500
For each additional $100,000	28,500	38,000	47,500	57,000	66,500	66,500

(a) Benefits payable to participants in the Pension Plan and the Elected Officers Supplemental Plan are reduced by a portion of the Social Security benefits to which such participants are entitled.

(b) Final average compensation means the sum of (i) the individual's current salary, plus (ii) the average of the five highest bonus awards to that individual during the most recent six years.

The credited years of service and covered compensation (i.e., the final average compensation) as of December 31, 2002 for the individuals named above are as follows:

Name	Years of Credited Service	Covered Compensation($)
H. L. Henkel	15(a)	2,052,500
G. A. Mapp	35	724,141
T. R. McLevish	1	817,700
R. P. Smith	3	822,518
J. E. Turpin	2	781,400

(a) Mr. Henkel's credited years of service exceed his actual service pursuant to the provisions of his employment arrangements.

Other Post-Employment Arrangements

The Company has entered into an arrangement with Mr. Henkel, whereby the Company is obligated to pay Mr. Henkel $125,000 annually for a ten-year period commencing upon normal retirement, so long as his employment with the Company is not terminated by the Company for cause (as defined), so long as he meets certain noncompetition obligations and, in certain cases, so long as he retires from the Company at normal retirement age. In the event of death, the benefits are payable to Mr. Henkel's estate to the extent not already paid. Under this arrangement, the Company is a beneficiary of life insurance policies on Mr. Henkel and,

based on actuarial assumptions, the life insurance proceeds receivable by the Company will defray the costs associated with this program.

The Company has also adopted a program which provides the executive officers named above with life insurance coverage ranging from one times annual earnings (as defined) to two times annual earnings (increased in certain instances to account for income tax obligations payable in respect of such supplemental coverage).

The Company has also entered into an agreement with Mr. Henkel providing him with severance benefits if he is terminated without cause. The benefit amount payable to Mr. Henkel will equal twice the sum of his annual salary plus his last bonus.

Change in Control Arrangements

The Company has entered into agreements with each of the executive officers named above which provide that if the employment of a particular executive officer is terminated (by the Company or, under certain circumstances, by the executive officer) within five years following a change in control of the Company (as defined in such agreements), the executive will receive a lump sum severance payment from the Company equal to three times the sum of (a) the executive's highest annual salary from the date of the change in control to the date of termination plus (b) the highest bonus awarded to the executive during the period beginning five years prior to the change in control and ending on the date of termination. In addition, the executive will receive an amount approximating the Company's contribution which would have been made for such executive's account under the ESP (including the related supplemental plan) during the three years following termination of employment and will be entitled during such three-year period to continue to participate in the Company's welfare employee benefit programs. For purposes of calculating the executive's retirement benefits, five years will be added to both the executive's age and service with the Company. The agreements further provide that if the payments described above constitute "excess parachute payments" under applicable provisions of the Internal Revenue Code and related regulations, the Company will pay the executive an additional amount sufficient to place the executive in the same after-tax financial position the executive would have been in if the executive had not incurred the excise tax imposed under Section 4999 of the Internal Revenue Code in respect of excess parachute payments.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an officer or employee of the Company. Kenneth Martin, a son of Theodore E. Martin, a director of the Company, is employed by Ingersoll-Rand Company and in 2002 was paid salary and bonus aggregating approximately $141,000.

Performance Graph

The following graph compares for the five years ended December 31, 2002, the cumulative total shareholder return on our common shares with the cumulative total return on the Standard & Poor's 500 Stock Index, Standard & Poor's Index and the Standard & Poor's Supercom Industrial Machinery Index. The graph assumes that $100 was invested on December 31, 1997 in each of our common shares, the Standard & Poor's 500 Stock Index and the Standard & Poor's Supercom Industrial Machinery Index and assumes the reinvestment of dividends.

**Comparison of Five Year Cumulative
Total Shareholder Return**



	1997	1998	1999	2000	2001	2002
Ingersoll-Rand	100	118	139	108	109	114
S&P 500	100	128	155	141	124	97
S&P Supercom Ind Mach Index	100	92	103	97	105	98

ITEM 2. APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

Under Bermuda law our shareholders have the authority to appoint the independent auditors of the Company and to authorize our Board of Directors to fix the auditors' remuneration. At the annual general meeting, shareholders will be asked to appoint PricewaterhouseCoopers as our independent auditors for the fiscal year ending December 31, 2003, and to authorize the Board of Directors to fix the independent auditors' remuneration. PricewaterhouseCoopers has been acting as our independent auditors for many years and, both by virtue of its long familiarity with the Company's affairs and its ability, is considered best qualified to perform this important function.

Audit Committee Report

While management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls, the Audit Committee reviews the Company's financial statements and financial reporting process on behalf of the Board of Directors. In this context, the Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Committee has discussed significant accounting policies applied by the Company in its financial statements. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and

the independent auditors. The Committee discussed with the independent auditors matters as required by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

In addition, the Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees). The Committee also has considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Committee has concluded that the independent auditors are independent from the Company and its management.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets separately with the internal and independent auditors, with and without management present to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee has selected, subject to shareholder approval, the Company's independent auditors for the fiscal year ending December 31, 2003.


AUDIT COMMITTEE

Richard J. Swift (Chair)
Ann C. Berzin
George W. Buckley
Peter C. Godsoe
H. William Lichtenberger


Fees of the Independent Auditors

The following table shows the fees paid or accrued by the company for audit and other services provided by PricewaterhouseCoopers for fiscal years 2002 and 2001:

	2002	2001
Audit Fees(a)	$ 5,050,000	$ 4,826,000
Audit Related Fees(b)	1,336,000	1,379,000
Tax Fees(c)	7,821,000	6,204,000
All Other Fees(d)	3,821,000	2,692,000
Total	$18,028,000	$15,101,000

(a) Audit Fees for the years ended December 31, 2002 and 2001, respectively, were for professional services rendered for the audits of the consolidated financial statements of the Company and include quarterly reviews, statutory audits, issuance of comfort letters and consents and assistance with, and review of, documents filed with the Securities and Exchange Commission.

(b) Audit Related Fees for the years ended December 31, 2002 and 2001, respectively, were for services related to audits of employee benefit plans, audits in connection with dispositions and due diligence related to acquisitions.

(c) Tax Fees for the years ended December 31, 2002 and 2001, respectively, include consultation and compliance services, expatriate tax compliance services and services related to the Company's foreign sales corporation.

(d) All Other Fees for the years ended December 31, 2002 and 2001, respectively, include consulting services related to the formation of an international subsidiary, financial systems implementation and design

services related to the international subsidiary ($600,000) and employee benefit accounting and consulting.

The Audit Committee has adopted policies and procedures requiring the pre-approval of non-audit services that may be provided to the Company by its independent auditor. The Company will also comply with the provisions of the Sarbanes-Oxley Act of 2002 and the related SEC rules pertaining to auditor independence and audit committee pre-approval of audit and non-audit services. While we expect that the independent auditors will continue to provide certain accounting, auditing and tax-related services to the Company and its affiliates, including tax advisory services and audit related services, we anticipate that the amount of non-audit fees we pay to our independent auditors (identified as "All Other Fees" in the table) will decrease in 2003 and subsequent years.

The Audit Committee has determined that the provision of the services described under "All Other Fees" is compatible with maintaining the independence of PricewaterhouseCoopers.

Representatives of PricewaterhouseCoopers are expected to be present at the annual general meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

The Board of Directors recommends a vote FOR the proposal to appoint PricewaterhouseCoopers as independent auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration.

ITEM 3.   SHAREHOLDER PROPOSAL

The American Federation of State, County and Municipal Employees Pension Plan, having an office at 1625 L Street, N.W., Washington, D.C. 20036, the owner of 1863 Class A common shares of the Company, has notified us that it intends to propose the adoption of the following resolution, which has been co-sponsored by the Connecticut Retirement Plans and Trust Funds, 55 Elm Street, Hartford, Connecticut 06106, the owner of 298,200 Class A common shares, and by the Trowel Trades S&P 500 Index Fund, P.O. Box 75000, Detroit, Michigan 48275, the owner of 2,300 Class A common shares. The proponents have furnished a supporting statement which follows the proposed resolution.

RESOLVED, that the shareholders of Ingersoll-Rand Company Limited ("IR") urge IR's Board of Directors to take the measures necessary to change IR's jurisdiction of incorporation from Bermuda to a U.S. state.

Supporting Statement

We believe that it would be in the interests of both IR and its shareholders for IR to reincorporate back to the U.S. On December 31, 2001, IR changed its jurisdiction of incorporation from New Jersey to Bermuda. Since that time, legislative and regulatory developments, as well as a shift in public sentiment regarding corporate accountability and reincorporation in tax haven jurisdictions, have created the risk that IR will be financially harmed by its Bermuda incorporation.

The disadvantages of IR's Bermuda incorporation, we think, outweigh any tax savings it currently enjoys. First, those tax savings can be eliminated by Congress at any time. In 2002, bills were introduced in the House and Senate to require that companies — like IR — that reincorporated using an "inversion" transaction, be treated as U.S. companies. All of the bills were retroactive, some to September 11, 2001, bringing IR within their coverage.

Second, IR's Bermuda incorporation could harm its ability to obtain contracts with the federal government. Bills were passed by the House and Senate in 2002 prohibiting U.S. companies that reincorporated using inversion transactions from receiving military contracts and contracts with the proposed Homeland Security Department. An August 20, 2002 *Washington Post* article estimated that IR stands to lose $20 million a year in federal contracts if the measure are enacted.

Third, we believe that incorporation in a tax haven has the potential to harm IR's reputation and image. Commentators have noted that the Bermuda incorporations of scandal-plagued companies like Tyco and

Global Crossing have linked tax avoidance, in the minds of some, to more unsavory practices. Patriotism engendered by the September 11 terrorist attacks has also led to resentment of companies that reincorporate in order to avoid taxes. Republican Senator Charles Grassley, who co-authored the Senate bill, called such reincorporations "immoral and unethical." An article in the April 22-29, 2002 issue of *The New Yorker* entitled "Tax Cheat, Inc." highlighted IR's move to Bermuda and noted that IR has major contracts with the U.S. federal government. "Yet, when it comes to paying taxes, Ingersoll-Rand is not an American company."

Finally, incorporation in Bermuda makes it more difficult for shareholders to hold companies, their officers and directors legally accountable in the event of wrongdoing. We believe recent events demonstrate how crucial it is that, in the event of legal violations by officers or directors, shareholders have the ability to pursue legal remedies. Class actions are generally not available under Bermuda law. Under Bermuda law unlike the law of all U.S. states, shareholders have extremely limited ability to sue officers and directors derivatively, on behalf of the corporation. Incorporation in Bermuda may affect the enforceability of judgments obtained in a U.S. court.

For these reasons, we urge shareholders to vote FOR this proposal.

Board Recommendation AGAINST Shareholder Proposal to Change the Company's Jurisdiction of Incorporation

The Board of Directors has carefully considered the shareholder proposal and believes that the shareholder proposal is not in the best interests of the Company or its shareholders and therefore unanimously recommends a vote **"AGAINST"** the proposal.

The Company's incorporation in Bermuda enables it to realize a variety of business, financial and strategic benefits and allows the Company to implement its business strategy more effectively. Among other things, the reorganization of the Company in Bermuda has enhanced the Company's business growth and cash flow and reduced its worldwide effective tax rate and has improved its ability to compete in an increasingly globalized economy. As a result of its reorganization as a Bermuda company, the Company realized incremental net earnings of approximately $55 million in 2002 and expects to realize somewhat higher incremental net earnings in 2003. During the next several years the Company expects its effective tax rate to be approximately 14%.

The Company does not believe that its business results have suffered any adverse consequences as a result of its move to Bermuda and believes that as a result of the move it has become on the whole a more attractive investment alternative to a wider range of investors. No laws have been adopted which have affected the Company's ability to retain the tax benefits of the reorganization or to enter into government contracts.

The Company supports efforts in Congress to simplify the international provisions of the U.S. tax code and to amend those provisions which discriminate against U.S. incorporated entities. Numerous legislators, regulators and commentators agree with the Company's position regarding the unfairness of the U.S. tax system to multinational companies. For example, Representative Bill Thomas, Chairman of the House Ways and Means Committee of the United States House of Representatives, stated at a June 2002 hearing of that Committee:

"Corporate inversions, I think, are a symptom of a larger underlying problem of our tax code, and if the corporate tax code has driven many companies to move their mailboxes to other jurisdictions, then I think we need to examine the tax code for suggested changes.... The U.S. has some of the world's most complicated rules on international taxation. These rules originated in part, I think, from a misguided belief that we can keep capital in the U.S. if we just have enough restrictive tax regimes."

The Board of Directors is committed to sound and effective corporate governance and is confident that the Company's incorporation in Bermuda is compatible in every respect with this vital commitment. Bermuda corporate law is based upon the well-developed and sophisticated corporate law of England and any assertion that shareholders are unable to hold the Company and its directors and officers legally accountable in the event of wrongdoing is simply not correct. In addition, and notwithstanding the Company's incorporation in Bermuda, the Company remains fully subject to the securities laws of the United States and the requirements

of the New York Stock Exchange. Indeed, as was announced at the time of the reorganization, the Company has irrevocably agreed to be served with process with respect to actions based on offers and sales of securities made in the United States by having its U.S. subsidiary be the Company's agent appointed for that purpose.

In connection with a special meeting of shareholders held in December of 2001, only 15 months ago, the Board of Directors conducted a thorough evaluation of the merits of incorporating the Company in Bermuda and unanimously recommended that shareholders vote in favor of the reorganization. The Company's shareholders subsequently approved the Company's move to Bermuda, with 89% of the votes cast voting in favor of the proposal.

The Board of Directors continues to monitor the Company's business results, as well as legislative and regulatory developments, in light of the Company's move to Bermuda and continues to believe that the Company realizes substantial business, financial and strategic benefits from its Bermuda incorporation that would be forfeited if the Company were to reorganize as a company incorporated in a U.S. state.

Accordingly, the Board of Directors believes that it is not in the best interests of the Company or its shareholders to change the Company's jurisdiction of incorporation from Bermuda to a U.S. state.

The Board of Directors unanimously recommends a vote AGAINST the shareholder proposal.

TRANSACTIONS WITH MANAGEMENT

Since January 1, 2002, we have engaged in transactions in the ordinary course of business with, or have used products or services of, a number of organizations in which our directors have interests. The amounts involved have in no case been material in relation to our business and we believe that they have not been material in relation to the businesses of the other organizations or to the individual directors concerned.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors" on page 10) and the reimbursement of expenses relating to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers, and persons who own more than ten percent of the Company's common stock, to file reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, all Section 16(a) filing requirements were complied with for the year 2002 except that two executive officers, Ms. P. Nachtigal and Mr. D. Rice, inadvertently failed to timely file a report as to one transaction each. In each case, a report was filed promptly following discovery of the omission.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any proposal by a shareholder intended to be presented at the 2004 Annual General Meeting of Shareholders of the Company must be received at the offices of the Company's primary United States subsidiary at 200 Chestnut Ridge Road (P.O. Box 8738), Woodcliff Lake, New Jersey 07677, Attn: Vice President and Secretary, no later than December 11, 2003, for inclusion in the proxy materials relating to that meeting.

The Company's Bye-laws, as amended, set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board in connection with annual general meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be made following written notice to the secretary of the Company accompanied by certain background and other information specified in the Bye-laws. In connection with any annual general meeting, written notice of a shareholder's intention to make such nominations must be given to the secretary not later than the date which is 90 days in advance of the anniversary of the immediately preceding annual general meeting or, if the date of the annual general meeting occurs more than 30 days before, or 60 days after, the anniversary of such immediately preceding annual general meeting, not later than the seventh day after the date on which notice of such annual general meeting is given.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by our secretary within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our proxy statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority.

Dated: April 10, 2003

INGERSOLL-RAND COMPANY LIMITED

CORPORATE GOVERNANCE PRINCIPLES

The following corporate governance principles and the charters of the committees of the Board of Directors of the Company, have been approved by the Board of Directors and provide the framework for the corporate governance of the Company.

Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The Board delegates to the Chief Executive Officer, and through that individual to other senior management, the authority and responsibility for managing the Company's business. The Board's role is to oversee the management and governance of the Company and to monitor senior management's performance.

Among the Board's core responsibilities are to:

- Select individuals for Board membership and evaluate the performance of the Board, Board committees and individual directors.

- Select, monitor, evaluate and compensate senior management.

- Assure that management succession planning is adequate.

- Review and approve significant corporate actions.

- Review and monitor implementation of management's strategic plans.

- Review and approve the Company's annual operating plans and budgets.

- Monitor corporate performance and evaluate results compared to the strategic plans and other long-range goals.

- Review the Company's financial controls and reporting systems.

- Review and approve the Company's financial statements and financial reporting.

- Review the Company's ethical standards and legal compliance programs and procedures.

- Monitor relations with shareholders, employees, and the communities in which the Company operates.

Board Size and Composition

The Board of Directors is comprised of such number of directors as the Board deems appropriate to function efficiently as a body, subject to the Company's Bye-Laws. The Corporate Governance and Nominating Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Board is made up of a substantial majority of independent, non-employee directors. The Board considers that the Bermuda law requiring two directors to be officers of the Company should be the maximum number of employee directors. The Board will establish principles and procedures to determine whether or not any particular director is independent in accordance with applicable regulations and the requirements of the New York Stock Exchange.

Selection of Directors

Under the Bye-Laws, the Board of Directors has authority to fill vacancies in the Board and to nominate candidates for election by the shareholders. The screening process is done by the Corporate Governance and Nominating Committee with direct input from the Chairman and CEO and from the other directors. Board candidates are selected for their judgment, character, achievements and experience, such as expertise in national and international matters affecting business and industry. The Corporate Governance and

Nominating Committee reviews employment and other relationships of directors to advise the Board that nothing would interfere with the exercise of independent judgment as a director.

Chairman of the Board and CEO

The positions of Chairman of the Board and CEO are held by the same person, except in unusual circumstances. This policy has worked well for the Company. It is the Board's view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board of Directors, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chairman and CEO position.

Committees of the Board

The Board of Directors has the following committees: Audit, Compensation, Corporate Governance and Nominating, and Finance. All committees have written, Board-approved charters detailing their responsibilities. Only non-employee directors serve on these committees. Chairpersons and members of these four committees are rotated periodically, as appropriate. At each meeting of the Audit Committee, committee members meet privately with representatives of the Company's independent auditors, and with the Company vice president responsible for the internal audit function.

The Audit Committee meets at least five times each year, the Compensation and Finance Committees each meet at least four times each year and the Corporate Governance and Nominating Committee meets at least three time each year. Additional committee meetings are called as required.

Board Agenda and Meetings

The Chairman and Chief Executive Officer establishes the agendas for the Board meetings. Each director is free to suggest items for inclusion in the agenda, and each director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. Board materials relating to agenda items are provided to Board members in advance of meetings to allow the directors to prepare for discussion of matters at the meeting. The Board reviews and approves the Company's yearly operating plan and specific financial goals at the start of each year, and the Board monitors performance throughout the year. The Board also reviews the Company's long-range strategic plan regularly. At an expanded Board meeting once a year, the Board reviews in depth the long-range strategic plan. At the expanded meeting, it also reviews senior management development and succession planning.

Management presentations are made to the Board and its committees regularly on various aspects of the Company's operations. The directors have unrestricted access to management and corporate staff.

Executive Sessions of Non-employee Directors

The non-employee directors meet privately in executive sessions to review the performance of the CEO and to review recommendations of the Compensation Committee concerning compensation for the employee directors. The non-employee directors also meet as necessary, but at least twice a year, in executive session to consider such matters as they deem appropriate without management being present.

It is the policy of the Board that the chairpersons of the Audit, Compensation, Corporate Governance and Nominating, and Finance Committees of the Board each act as the chair at meetings or executive sessions for the non-employee directors at which the principal items to be considered are within the scope of the authority of his or her committee. At general meetings for non-employee Directors the chair will rotate among the directors (in alphabetical order). This policy provides for leadership at all meetings or executive sessions without the need to designate a lead director.

Director Orientation and Continuing Education

In order to become familiar with the Company, as well as the functioning of the Board of Directors, newly-appointed directors receive a variety of materials, including a Directors' Handbook, which provide an

overview of the Company, its operations and organization. They are also provided with access to key management personnel to provide additional information, including significant issues currently facing the Company. Management will also maintain a program to keep directors up to date on legal, regulatory and other matters relevant to their positions as directors of a large publicly-held corporation.

Director Compensation and Stock Ownership

The Corporate Governance and Nominating Committee periodically reviews the Board of Directors' compensation and benefits and compares them with director compensation and benefits at peer companies. It is the Board of Directors' policy that a significant portion of director compensation is in the form of IR shares or share equivalent units. All directors are expected to own IR shares or share equivalents in an amount that is appropriate for them. It is also the policy of the Board that directors' fees be the sole compensation received from the Company by any non-employee director.

CEO Performance Evaluation

At the beginning of each year, the CEO presents his performance objectives for the upcoming year to the non-employee directors for their approval. At the end of the year, the non-employee directors then meet privately to discuss the CEO's performance for the current year against his performance objectives. The non-employee directors use this performance evaluation in the course of their deliberations when considering the compensation of the CEO. The non-employee directors and the CEO then meet to review the CEO's performance evaluation and compensation.

Chief Executive Officer Succession

The Board of Directors views CEO selection as one of its most important responsibilities. To assist the Board in succession planning, the CEO reports at least annually to the Board providing an assessment of senior managers and their potential to succeed the CEO, either in the event of a sudden emergency or in anticipation of the CEO's future retirement.

Director Retirement

Each non-employee director must retire after fifteen years of board service or at the end of the month of his or her 70th birthday, whichever occurs first. Directors who change the occupation they held when initially elected must offer to resign from the Board. At that time, the Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board. Employee directors, including the CEO, must retire from the Board at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

Board and Board Committee Performance Evaluation

With the goal of increasing the effectiveness of the Board of Directors and its relationship to management, the Corporate Governance and Nominating Committee assists the Board in evaluating its performance as a whole and the performance of its committees. Each Board committee is also responsible for conducting an annual evaluation of its performance. The effectiveness and contributions of individual directors are considered each time a director stands for renomination.

Board Memberships

The CEO and other members of senior management must seek the approval of the Board (or the Board committee to which this responsibility has been delegated), before accepting outside board memberships with for-profit entities.

Non-employee directors must advise the Chairman of the Board and the Chair of the Corporate Governance and Nominating Committee if they are being considered for election or appointment to a board of directors of another publicly held company.

Independent Advice

The Board (or with the Board's approval, a committee of the Board) may seek legal or other expert advice from a source independent of management. Generally, this would be with the knowledge of the CEO.

Code of Conduct

The Company will maintain a code of business conduct and ethics which will articulate for employees, shareholders, customers and suppliers the standards of conduct, including conflicts of interest matters, to which the Company expects to adhere. Directors will also be required to abide by the code of conduct. Any waivers of the conflict of interest requirements of such code in favor of a director or executive officer will be subject to approval by the Board. In the case of the consideration of such a waiver in favor of a director, such director shall not participate in the deliberation or vote relating to such waiver.

Internal Audit Function

The Company will maintain an internal audit function whose head will report directly to the CFO or CEO. The internal audit function is responsible for bringing a systematic, disciplined approach to evaluate the effectiveness of risk management, control and governance processes. Its duties include monitoring the compliance by Company operations with the Company's internal controls and identifying any deficiencies in the design or operation of such internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data.

**CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF INGERSOLL-RAND COMPANY LIMITED**

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibilities to the shareholders and the investment community with respect to its oversight of the:

- Integrity of the Company's financial statements, including its accounting policies and financial reporting and disclosure practices.

- Adequacy of the system of internal controls within the Company to support the financial and business environment.

- Company's processes to assure its compliance with all applicable laws, regulations and corporate policy.

- Qualification and independence of the Company's independent auditors.

- Performance of the Company's internal audit function and independent auditors.

The Committee shall be comprised of three or more directors, each of whom shall be independent and, as determined by the Board consistent with New York Stock Exchange guidelines, free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Committee.

Each member of the Committee shall be financially literate, defined as being able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement or will become able to do so within a reasonable period of time after his or her appointment. In addition, at least one member of the Committee shall be a financial expert, as determined by the Board in accordance with applicable regulations and New York Stock Exchange requirements.

No member of the Committee shall receive compensation other than (i) director's fees for service as a director of the Company, including reasonable compensation for serving on the Committee and regular benefits that other directors receive and (ii) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company.

The Committee shall meet at least five times annually, or more frequently as circumstances dictate. At each of the five regularly scheduled meetings, and at other meetings as necessary, the Committee shall meet with the senior internal auditing executive and the Company's independent auditors in separate executive sessions to discuss any audit problems or difficulties or any other matters that the Committee or any of the aforementioned believes should be discussed privately.

The Committee shall have the authority to delegate to the Chair of the Committee or a subcommittee any of its responsibilities in this charter, including, in particular, those set forth in paragraphs 4 and 11 below.

The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Company will provide for such funding as the Committee deems appropriate for the payment of compensation to the Company's independent auditors and any special legal accounting or other consultants retained by the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall:

1. Review and reassess the adequacy of this Charter annually or more often as conditions dictate, and recommend proposed changes to the Board.

2. Review prior to public dissemination the Company's annual audited financial statements and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", with management and the independent

auditors. Such review shall include a discussion of significant issues regarding the accounting and auditing principles and practices (and the resolution of any disagreements between management and the independent auditors), as well as the adequacy of the internal controls and a review of any certifications being issued in respect of such statements by senior executives of the Company.

3. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit or review of the quarterly financial statements as included in the Company's Form 10-Q.

4. Review and discuss with management and the independent auditors the Company's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee Chair will review and discuss in advance each quarterly earnings release or provision of earnings guidance. The other Committee members may participate at their option in these discussions.

5. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as recommended by the independent auditors, management or the internal auditing department.

6. Review significant accounting and reporting issues, including recent professional and regulatory pronouncements.

7. Recommend to the Board of Directors the nomination for shareholder approval in accordance with Bermuda law of the independent auditors.

8. Review, at least annually, the qualifications and performance of the independent auditors. In conducting its review and evaluation, the Committee shall obtain and review a report from the independent auditing firm describing (a) the firm's internal quality control procedures, (b) any material issues raised by the most recent internal quality control or peer review of the firm, or by any inquiry or investigation within the preceding five years by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any issues raised by such review, inquiry or investigation. Based on such review, and taking into account the opinions of the management and the Company's senior internal audit executive, the Committee should consider whether there should be a rotation of the lead audit partner or the audit firm itself.

9. Review and discuss with the independent auditors, in order to satisfy itself as to their independence, all relationships that would reasonably be thought to bear on the objectivity and independence of the independent auditors. Ensure the receipt of the independent auditors' annual independent statement.

10. Review with the independent auditors and financial management of the Company in advance and approve all auditing services to be performed by the independent auditors, including the scope, staffing and, subject to prior delegation from the shareholders, the fees of the independent auditors to be incurred in connection with the proposed audit for the current year and, at the conclusion such audit, review such audit including any comments or recommendations of the independent auditors.

11. Approve in advance, subject to and in accordance with applicable laws and regulations, non-audit services and related fees to be performed by the independent auditors.

12. Discuss with management and the independent auditors the Company's policies with respect to risk assessment and risk management.

13. Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting, including reports on a) all significant deficiencies or material weaknesses in the design or operation of internal controls and b) any fraud whether or not material that involves management or other employees having a significant role in internal controls.

14. Obtain from management annually, as required by law, a report on internal controls, which shall a) state the responsibility of management for establishing and maintaining an adequate internal control structure and procedures for financial reporting; and b) contain management's assessment, as of the end of the most recent fiscal year, of the effectiveness of the internal control structure and financial reporting procedures.

15. Obtain from the independent auditors an attestation to (and a report on) the assessment made by management in 14 above.

16. Review the Company's disclosure controls and procedures and management's assessment of them.

17. Set clear hiring policies for employees or former employees of the independent auditing firm.

18. Review management's monitoring of compliance with laws, regulations and the Company's Code of Conduct.

19. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

20. Review with the General Counsel any legal matters, including litigation and regulatory matters, which could have a significant impact on the Company's financial statements.

21. Review periodically (at least annually) with the senior tax executive all tax matters affecting the Company's financial performance.

22. Review periodically (at least annually) the internal audit organization and the objectives and scope of the internal audit function and examinations.

23. Review the appointment and replacement of the senior internal auditing executive.

24. Cause to be issued the report of the Committee required by the rules of the Securities and Exchange Commission to be included in the Company's annual general meeting proxy statement.

25. Report to the Board all significant issues discussed and make recommendations to be acted upon by the Board.

26. Conduct an annual evaluation of the performance of the Committee

27. Perform any other activities consistent with this Charter, the Company's Bye-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF INGERSOLL-RAND COMPANY LIMITED

The purpose of the Compensation Committee is to discharge the responsibilities of the Board of Directors to the shareholders and investment community with respect to the compensation of the Company's executives.

The Committee shall be comprised of three or more members, each of whom is determined by the Board of Directors to be "independent" under the rules of the New York Stock Exchange. Additionally, no director may serve unless he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities and Exchange Act of 1934, as amended, and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

In furtherance of its purpose the Committee shall:

1. Establish the Company's executive compensation policies.

2. Review the compensation of officers and approve changes in compensation.

3. Approve salary rates, bonuses and all other compensation, including the award of equity-based compensation to all officers. This Committee shall inform the Board of compensation and awards so approved.

4. Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives, and set the Chief Executive Officer's compensation level based on this evaluation.

5. Administer the Company's equity compensation plans. All powers and discretion vested in the Board under these Plans may be exercised by this Committee.

6. Review employee benefit programs and recommend to the Board of Directors proposals for adoption, significant amendment or termination of the Company's executive incentive compensation plans, equity-based plans as well as its principal pension and welfare plans.

7. Approve the issuance of change of control agreements to employees.

8. Select, retain and/or replace, as needed, compensation and benefits consultants and other outside consultants to provide independent advice to the Committee. In that connection, in the event the Committee retains any such consultant, the Committee shall have the sole authority to approve such consultant's fees and other retention terms.

9. Report to the Board all significant issues discussed and make recommendations to be acted upon by the Board.

10. Issue an annual report to the shareholders as required by the Securities and Exchange Commission for inclusion in the Company's annual general meeting proxy statement.

11. Conduct an annual evaluation of the Committee's performance.

12. Perform any other activities consistent with this Charter, the Company's Bye-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

CHARTER OF THE CORPORATE GOVERNANCE
AND NOMINATING COMMITTEE
OF THE BOARD OF DIRECTORS
OF INGERSOLL-RAND COMPANY LIMITED

The Corporate Governance and Nominating Committee, which will consist of non-employee directors, is responsible for considering and making recommendations to the Board of Directors concerning corporate governance matters by:

- Identifying individuals qualified to become directors and recommending that the Board of Directors select the candidates for all directorships to be filled by the Board of Directors or by the shareholders.

- Developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company.

- Otherwise taking a leadership role in shaping the corporate governance of the Company.

In furtherance of such purposes the Committee shall:

1. Consider and review the Company's corporate governance principles and make recommendations to the Board for changes which the Committee deems appropriate.

2. Consider and recommend the size, functions and needs of the Board in order to ensure that the Board has the requisite expertise and that its membership consists of individuals with sufficiently diverse and independent backgrounds.

3. Review and recommend candidates to fill new positions or vacancies on the Board consistent with the criteria set forth in the Company's corporate governance principles and such other criteria which the Committee deems appropriate. The Committee shall conduct all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates. In that connection, the Committee shall have the sole authority to retain and to terminate any search firm to be used to assist it in identifying candidates to serve as directors of the Company, including the sole authority to approve the fees payable to such search firm and any other terms of retention.

4. Review Board candidates and other proposals recommended by shareholders.

5. Propose director nominees for election or reelection for recommendation by the Board to the shareholders.

6. Consider questions of independence and possible conflicts of interest of members of the Board, as well as executive officers.

7. Review and recommend chairs and members of Board committees, giving consideration to the requirements of the committee charters, the Company's corporate governance guidelines and such other factors which the Committee deems appropriate.

8. Review and make recommendations on the conduct of Board, committee and shareholder meetings.

9. Review and recommend non-employee director compensation and benefits.

10. Recommend director retirement policies.

11. Nominate individuals for election by the Board as corporate officers.

12. Oversee the evaluation of the performance of the Board of Directors, Board committees and management.

13. Conduct an annual evaluation of the performance of the Committee.

14.   Report to the Board all significant issues discussed and make recommendations to be acted upon by the Board.

15.   Perform any other activities consistent with this Charter, the Company's Bye-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

CHARTER OF THE FINANCE COMMITTEE OF THE BOARD OF DIRECTORS
OF INGERSOLL-RAND COMPANY LIMITED

The Finance Committee is responsible for considering and making recommendations to the Board of Directors on the management of financial resources of the Company and major financial strategies and transactions.

The Finance Committee shall be comprised of three or more directors, each of whom shall be independent and, as determined by the Board consistent with New York Stock Exchange guidelines, free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Committee.

Each member of the Committee shall be financially literate, defined as being able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, or will become able to do so within a reasonable period of time after his or her appointment.

The Committee shall meet at least four times annually, or more frequently, as circumstances dictate. At each of the four regularly scheduled meetings and at other meetings as necessary, the Committee will meet with the appropriate senior financial executives. The Committee shall:

1) Consider and approve the Company's annual financing plan, including its projected financial structure and funding requirements.

2) Consider and recommend for approval by the Board of Directors of a) issuances of equity and/or debt securities or b) authorizations for other financing transactions, including bank credit facilities.

3) Consider and recommend for approval by the Board of Directors of the Company's external dividend policy.

4) Consider and approve the Company's financial risk management policy for foreign exchange, commodities, and interest rate exposures.

5) Consider and approve the Company's policy for investment of excess cash.

6) Review the performance of trustees and investment managers under the Company's employee benefit plans, and approve or terminate trustees or investment managers, as appropriate.

7) Conduct an annual evaluation of the performance of the Committee.

8) Report to the Board of Directors all significant issues discussed and make appropriate recommendations to be acted upon by the Board.

9) Perform any other activities consistent with the Charter, the Company's Bye-Laws, and governing law, as the Committee or the Board deems necessary or appropriate.

DIRECTIONS TO THE MEETING
Ingersoll-Rand Company
800 Beaty Street
Davidson, North Carolina

- **From Charlotte, NC**
  Take I-77 North to Exit 30. Turn right and proceed approximately ½ mile to Beaty Street; turn left and proceed approximately ¼ mile to IR campus on your left.

- **From Statesville, NC**
  Take I-77 South to Exit 30. Turn left and proceed approximately ½ mile to Beaty Street; turn left and proceed approximately ¼ mile to IR campus on your left.

- **From Greensboro, Raleigh, Durham, or Chapel Hill, NC**
  Take I-85 South to I-40 West. In Statesville take I-77 South. Travel approximately 20 miles to Exit 30. Turn left and proceed approximately ½ mile to Beaty Street; turn left and proceed approximately ¼ mile to IR campus on your left.

- **From Atlanta, GA**
  Take I-85 North to Charlotte. Take I-77 North and proceed to Exit 30. Turn right and proceed approximately ½ mile to Beaty Street; turn left and proceed approximately ¼ mile to IR campus on your left.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL NOMINEES, A VOTE FOR PROPOSAL 2 AND A VOTE AGAINST

PROPOSAL 3.

1. Election of the following nominees as Directors

FOR   [ ]   WITHHOLD   [ ]   EXCEPTIONS   [ ]
ALL   FOR ALL

Nominees: 01 — G.W. Buckley, 02 — T.E. Martin,
                   03 — P. Nachtigal, 04 — R.J. Swift

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.)

*Exceptions

		FOR	AGAINST	ABSTAIN
2.	Appointment of independent auditors and authorization of Board of Directors to fix the auditors' remuneration.	[ ]	[ ]	[ ]
3.	Shareholder proposal	[ ]	[ ]	[ ]

To change your address, please mark this box   [ ]

To include any comments, please mark this box   [ ]

S C A N L I N E

VOTES MUST BE INDICATED (X) IN BLACK
OR BLUE INK AS IN THIS EXAMPLE.

_____   _____   _____
Date   Share Owner sign here   Co-Owner sign here
                         4326

IF YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE BRING, IN ADDITION
TO THIS ADMISSION TICKET, A PROPER FORM OF IDENTIFICATION

ADMISSION TICKET

INGERSOLL-RAND COMPANY LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

THURSDAY, MAY 29, 2003
11:00 A.M.

INGERSOLL-RAND COMPANY
800 BEATY STREET
DAVIDSON, NORTH CAROLINA

THIS ADMISSION TICKET ADMITS ONLY THE NAMED SHAREHOLDER AND ONE GUEST.

PLEASE SEE THE INSIDE BACK COVER OF THE PROXY STATEMENT FOR DIRECTIONS.

NOTE: VIDEO, STILL PHOTOGRAPHY AND RECORDING DEVICES ARE NOT PERMITTED AT THE ANNUAL GENERAL
MEETING. YOUR COOPERATION IS APPRECIATED.

INGERSOLL-RAND COMPANY LIMITED

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR ANNUAL GENERAL MEETING
OF SHAREHOLDERS MAY 29, 2003

The undersigned hereby appoints HERBERT L. HENKEL, TIMOTHY R. MCLEVISH and PATRICIA NACHTIGAL, or any of them, with power of substitution, attorneys and proxies to vote, as indicated on the reverse hereof, all Class A Common Shares of Ingersoll-Rand Company Limited (the "Company") which the undersigned is entitled to vote at the Annual General Meeting of Shareholders to be held at 800 Beaty Street, Davidson, North Carolina, on Thursday, May 29, 2003, at 11:00 A.M., or at any adjournments thereof, with all the powers the undersigned would possess, including cumulative voting rights, if then and there personally present, upon the matters described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 10, 2003, receipt of which is hereby acknowledged, and upon any other business that may come before the meeting or any such adjournment.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED
SHAREHOLDER. IF NO CONTRARY SPECIFICATIONS ARE MADE ABOVE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2
AND AGAINST ITEM 3.

This card also constitutes your voting instructions with respect to shares held in accounts under the Ingersoll-Rand Company Employee Savings Plan and similar plans of Ingersoll-Rand Company and its subsidiaries.

PLEASE MARK, SIGN AND DATE ON REVERSE SIDE AND RETURN IN THE ACCOMPANYING ENVELOPE.

INGERSOLL-RAND COMPANY LIMITED
P.O. BOX 11266
NEW YORK, N.Y. 10203-0266